SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):           )

Table of contents

•	Notice of Shareholders’ Meeting, April 2, 2021;
•	Eni Board of Directors Report AGM, April 2, 2021;
•	Press release dated April 2, 2021 - Annual Report on Form 20-F 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Elena Badini
Name:	Elena Badini
Title:	Head of Company Law,
Governance and Secretariat
and Issuers’ Compliance

Date: April 02, 2021

Eni S.p.A.	published on April 2, 2021
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary shareholders’ meeting 2021

Notice of Ordinary Shareholder’ Meeting

Shareholders’ of Eni S.p.A. (hereinafter «Eni» or «Company») are hereby invited to attend the Ordinary Shareholders’ Meeting which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, on May 12, 2021 at 10:00 am, on single call, to discuss and decide on the following

Agenda

1.	Eni S.p.A. financial statements at December 31, 2020. Related resolutions. Eni consolidated financial statements at December 31, 2020. Reports of the Directors, the Board of Statutory Auditors and the Audit Firm.
2.	Allocation of net profit.
3.	Payment of the 2021 interim dividend by distribution of the available reserve.
4.	Appointment of a standing Statutory Auditor, to restore full membership of the Board of Statutory Auditors.
5.	Appointment of an alternate Statutory Auditor, to restore full membership of the Board of Statutory Auditors.
6.	Authorisation to purchase treasury shares; Related and consequent resolutions.
7.	Report on remuneration paid.

1. Procedures for holding the Shareholders’ Meeting

In accordance with Article 106, fourth paragraph, second sentence, of Decree Law no. 18 of March 17, 2020 containing “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses connected with the COVID-19 epidemiological emergency”, ratified by Law no. 27 of April 24, 2020, and Decree Law no. 183 of December 31, 2020, ratified by Law no. 21 of February 26, 2021, extending the measures of Art. 106 to the Shareholders’ Meetings held by July 31, 2021, participation in the Shareholders’ Meeting shall take place solely through the Shareholders’ representative designated pursuant to Article 135-undecies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) as identified in paragraph 5 below (hereinafter “Shareholders’ Representative”). The Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of T.U.F., in derogation from the provisions of Article 135-undecies, paragraph 4, of that decree, as indicated in paragraph 5 below. In accordance with the provisions of Article 106, paragraph 2, of the aforementioned decree, without prejudice to the foregoing, the other persons whose participation in the Shareholders' Meeting is required in order to guarantee the regular conduct of the Meeting may also participate by telecommunication systems that guarantee their identification, without it in any case being necessary that the Chairman, the Secretary and the notary are in the same location.

2. Right to attend and to vote at the Shareholders’ Meeting

Pursuant to Article 83-sexies of the T.U.F. and Article 13.2 of the By-laws and in accordance with the provisions of Article 106 of Decree Law no. 18/2020, those entitled to attend and to vote at the Shareholders’ Meeting, exclusively through the Shareholders’ Representative, are those on behalf of whom the intermediary authorized pursuant to applicable regulations has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (May 3, 2021 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 7, 2021). The right to attend and to vote in the Shareholders’ Meeting, exercised exclusively through the Shareholders’ Representative, is ensured even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to exercise the right to participate and to vote in the Meeting and, therefore, shall not grant a proxy to the Shareholders’ Representative. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in dematerialized form shall first deliver these shares to an authorised intermediary, who will have them dematerialised in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Eni S.p.A.	published on April 2, 2021
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary shareholders’ meeting 2021

3. Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote for which the Company has received within the third day following the record date (May 6), according to the procedures indicated on the website, the statement provided by the authorised intermediary attesting ownership of Eni shares pursuant to applicable legislation (see paragraph 2 above), may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than on May 3, 2021; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent a) by e-mail at the address segreteriasocietaria.azionisti@eni.com, b) by certified e-mail at the address corporate_sesocorp@pec.eni.com or c) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting. Questions received by the above deadline will be answered by May 9, 2021, through publication of the answer in the appropriate section of the Company’s website devoted to the Shareholders’ Meeting. Eni has decided to bring the time limit for providing answers forward with respect to the legal deadline in order to give Shareholders the time necessary to make an informed decision in granting any proxy to the Shareholders’ Representative.

The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section.

Further information is available on the Company's website.

4. Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorised attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified e-mail to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline.

In any case, proposed resolutions on the items in the agenda may be presented individually and solely, through a proxy granted to the Shareholders’ Representative, to the Shareholders’ Meeting by persons entitled to vote.

Shareholders entitled to submit these proposals may inform the Company of their intention to present them in the Meeting by April 27, 2021 only by a) e-mail at the address segreteriasocietaria.azionisti@eni.com, or b) by certified e-mail at the address corporate_sesocorp@pec.eni.com.

The Company will publish these proposals on its website by May 4, to allow all Shareholders to evaluate them and give the related voting instructions to the Shareholders’ Representative. Entitlement to submit proposals shall be certified by the communication provided for by Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote, which must be received by 6:00 p.m. (CET) on May 4 and certifying the right to vote as at the record date (May 3).

Shareholders' right to use the means of communication available to them to inform other Shareholders of the proposals they intend to submit at the Shareholders' Meeting shall be unaffected.

In the event of proposals for resolutions on the items on the agenda as alternatives to those submitted by the Board, the Board proposal will be put to a vote (unless it is withdrawn) and, only if this proposal is rejected, will the Shareholders' proposals be put to a vote. These proposals, even without a proposal from the Board, will be submitted to the Shareholders' Meeting starting from the proposal submitted by the Shareholders who represent the largest percentage of share capital. Only if the proposal put to a vote is rejected will the next

2

Eni S.p.A.	published on April 2, 2021
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary shareholders’ meeting 2021

proposal in order of amount of capital represented be put to a vote.

For the purposes of its publication, as well as in relation to the holding of the Shareholders' Meeting, the Company reserves the right to verify the relevance of the proposals with respect to the items on the agenda, their completeness, their compliance with the applicable legislation and the entitlement of the requesting Shareholders to submit the proposals.

Further information will be available on the Company's website.

5. Proxies conferred on the Shareholders’ Representative designated by the Company

5.1. Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Studio Legale Trevisan & Associati, in the person of Mr. Dario Trevisan (or his substitutes in case of impediment), as the representative to whom Shareholders may confer their proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy pursuant to Article 135-undecies of the T.U.F. must be conferred by signing the related proxy form to the Shareholders’ Representative in accordance with the procedures specified therein, which will be available on the Company’s website dedicated to the Shareholders' Meeting, or, in compliance with applicable regulations, at the Company’s registered office. The form must be received by the end of the second trading day prior to the date scheduled for the Shareholders’ meeting (May 10, 2021), using one of the following alternative procedures: (i) for proxies signed in the original, sent by courier or registered mail with return receipt, at the following address:

Studio Legale Trevisan & Associati

Viale Majno, 45

20122 - Milan - Italy

or (ii) for proxies signed with a qualifying electronic signature or digital signature, at the certified e-mail address: rappresentante-designato@pec.it.

The proxy and related voting instructions pursuant to Article 135-undecies of the T.U.F. can always be revoked by the above deadline. The proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

5.2. In accordance with the provisions of Decree Law no. 18/2020, the Shareholders’ Representative may also be granted proxies or sub-proxies pursuant to Article 135-novies of the T.U.F., by those who have the right to vote.

Proxies or sub-proxies - which shall be conferred by signing the related proxy form to the Shareholders’ Representative in accordance with the procedures specified therein, which will be available on the Company’s website dedicated to the Shareholders' Meeting - must be received, for organisational reasons, by 12:00 noon on May 11 to Studio Legale Trevisan, & Associati, using one of the following alternative procedures: (i) by post at the address indicated in point 5.1 or (ii) by certified e-mail to: rappresentante-designato@pec.it or to the e-mail address: rappresentante-designato@trevisanlaw.it.

Proxies or sub-proxies must be also notified, without voting instructions, for organisational reasons, to the Company, by 12:00 noon on May 11: a) by certified e-mail at the following address: corporate_sesocorp@pec.eni.com or b) through the appropriate section of the Company’s website dedicated to the Shareholders' Meeting, in accordance with the procedures specified therein.

The proxy and sub-proxy and related voting instructions given to the Shareholders’ Representative may always be revoked in the same procedures specified for the conferment. A proxy form will be available on the Company’s website dedicated to the Shareholders' Meeting or, in compliance with applicable regulations, at the Company’s registered office. The proxy or the sub-proxy shall not be valid for proposals on the agenda for which no voting instructions have been provided.

The right to grant the proxies referred to in points 5.1 and 5.2 shall be certified by the notice provided for in Article 83-sexies of the T.U.F. issued by the intermediary for the purpose of attending the Shareholders’ Meeting and exercising the right to vote (see paragraph 2 above).

Further information will be available on the Company's website.

The Shareholders’ Representative is available to Shareholders for further clarifications at the toll-free number 800 134 679 and at the certified e-mail address rappresentante-designato@pec.it.

6. Holders of ADRs

The owners of ADRs, listed on the New York Stock Exchange, with each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of Citibank N.A, the ADR Depositary as at April 5, 2021, shall be entitled to exercise of their voting rights in

3

Eni S.p.A.	published on April 2, 2021
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary shareholders’ meeting 2021

accordance with the deposit and registration requirements contained in the “ADR Deposit Agreement”, without prejudice to the provisions of paragraph 1 of this notice.

7. Appointment of a Standing Auditor and of an Alternate Auditor to restore full membership of the Board of Statutory Auditors

The Shareholders' Meeting will be called to resolve on the appointment of new Auditors to restore full membership of the Board of Statutory Auditors following the resignation, on September 1, 2020, of a standing Statutory Auditor drawn from the slate presented by the Ministry of the Economy and Finance (the so-called “majority slate"), and the interim appointment, pursuant to Art. 2401 of the Civil Code, of the alternate Auditor belonging to the same slate, who remains in office until the Shareholders' Meeting called with this notice.

In particular, the Shareholders will be called upon to appoint a standing Statutory Auditor and an alternate Auditor who will remain in office for the duration of the term of the Board in office (therefore to the date of the Shareholders' Meeting called to approve the Financial Statements at December 31, 2022).

As the provisions of the By-laws and law relating to the so-called slate voting system, applicable for the renewal of the entire Board of Statutory Auditors pursuant to art. 28.2 of the By-laws, do not apply here, the Shareholders' Meeting will be called to resolve with the majorities required by law, to ensure that the composition of the Board of Statutory Auditors complies with the law and the By-laws.

Shareholders are invited to submit any proposed appointments they intend to submit to the Shareholders' Meeting well in advance, in accordance with the procedures and deadlines set out in paragraph 4.

In particular, the Shareholders may inform the Company of their intention to submit proposed appointments to the Shareholders' Meeting, sending them by April 27, 2021, together with the additional documentation required by law and regulations in force.

Applications must be accompanied by: i) acceptance of nomination; ii) exhaustive information on the personal and professional characteristics of the candidates, as well as iii) a declaration of the same certifying the compliance with the requirements provided for by the law and the By-laws, also with reference to the rules relating to the maximum number of positions held as statutory auditors of listed companies.

Article 28.2 of the By-laws contains specific provisions in relation to the composition of the Board of Statutory Auditors. In particular, in accordance with law and the By-laws, at least two fifths of the positions of Statutory Auditors, ie two, are reserved to the less represented gender. At the moment, considering the composition of the Board of Statutory Auditors, candidates of both genders may be proposed for both the office of Standing Auditor and Alternate Auditor.

For the submission of nomination proposals please refer to the provisions of Article 28 of the By-laws, the Company’s website and the report of the Board on the items on the agenda of the Shareholder’s Meeting, which will be available on the aforementioned website as provided by law. For further information can be obtaing writing to: segreteriasocietaria.azionisti@eni.com or calling the toll-free number 800 940 924.

8. Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the e-mail address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

•	Toll-Free Number: 800 940 924 – from Italy only;
•	Toll-Free Number: + 800 112 234 56 - from outside Italy.

9. Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting 2021”. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

*      *      *

We inform you that the date, place and/or procedures for holding the Shareholders’ Meeting indicated in this notice calling the Meeting may be changed or clarified if the current regulations are changed or additional

4

Eni S.p.A.	published on April 2, 2021
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of ordinary shareholders’ meeting 2021

measures are issued by the competent authorities with regard to the current emergency that are in effect on the date of the Shareholders’ Meeting. Any changes will be promptly disclosed in the same manner used for the publication of this notice.

The Chairman of the Board of Directors

Lucia Calvosa

5

Published on April 2, 2021

Eni S.p.A.

Ordinary Shareholders’ Meeting on May 12, 2021

on single call

Report of the Board of Directors

on the items on the agenda

The Italian text prevails over the English translation.

Eni S.p.A.

Ordinary Shareholders’ Meeting on May 12, 2021

on single call

Report of the Board of Directors

on the items on the agenda

Item 1

Eni S.p.A. Financial statements at December 31, 2020.

Related resolutions.

Eni Consolidated Financial

Statements at December 31, 2020.

Reports of the Directors, the Board of Statutory

Auditors and the Audit Firm

The document “Annual Report at December 31, 2020” of Eni S.p.A. (the “Company”) will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralised storage service authorised by Consob “1Info” – which can be consulted on the website www.1info.it, and includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Report of Directors on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”). The Reports of the Audit Firm and the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

you are invited to resolve as follows:

“to approve the statutory financial statements at December 31, 2020 of Eni S.p.A., which report a net profit amounting to €1,606,976,739.49.”

Item 2

Allocation of net Profit

Dear Shareholders, in regard to the results achieved,

you are invited to resolve as follows:

“to allocate the net profit for the period of €1,606,976,739.49, of which €1,178,270,781.37 remains following the distribution of 2020 interim dividend of €0.12 per share, as resolved by the Board of Directors of September 15, 2020, as follows:

1.	to Shareholders in the form of a dividend of €0.24 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the 2020 interim dividend of €0.12 per share. The total dividend per share for the financial year 2019 therefore amounts to €0.36; the payment of the balance of the 2020 dividend in the amount of €0.24 euro is payable on May 26, 2021, with an ex-dividend date of May 24, 2021 and a record date of May 25, 2021;

2.	the amount remaining following the distribution of the proposed dividend to the available reserve.

Item 3

Payment of the 2021 interim dividend by distribution of the available reserve

Eni's Shareholders’ Remuneration Policy, most recently approved by the Board of Directors on February 18, 2021 and communicated to the market when presenting the 2021-2024 Strategic Plan (the "2021-2024 Plan") provides for the distribution of a dividend in favor of the shareholders based on the Brent price level and having regard to the related effects on the free cash flow of the Eni Group. In particular, it is envisaged that the so-called dividend floor, equal to 0.36 euros per share, based on a Brent price of $43/bbl, can increase up to a maximum amount of €0.86 per share in a Brent price scenario between $43 and $65/bbl. The dividend will be paid in two installments of the same amount, with distribution, respectively, in September and May.

The Shareholders' Remuneration Policy, being based on the close correlation between the Brent price level and company performance, is consistent with the indications of the 2021-2024 Plan both in economic and cash generation terms and is also sustainable both in capital and financial terms; with specific reference to Eni S.p.A, the capital and financial sustainability is further reflected in its high capitalisation and financial strength resulting, among other things, from the financial statements for the year ended December 31, 2020.

The benchmark Brent price to be used for determining the amount of the distributable dividend pursuant to the Shareholders' Remuneration Policy will be defined by Eni's Board of Directors as part of the approval of the half-yearly financial report, taking into account the forecast of the price level for the entire year.

Given the above and taking into account, on the one hand, that the Shareholders' Remuneration Policy combines a fixed component (the so-called floor dividend anchored to a Brent price of $43/bbl) and an increasing variable component (depending on the trend of the Brent price scenario up to the maximum value of $65/bbl) and, on the other hand, that the parameters for the distribution of the dividend will be verified by the Board of Directors during the year - and precisely, as mentioned, on the approval of the half-yearly results - the Board of Directors proposes to the Shareholders' Meeting to resolve on the possible use of Eni's available reserves, delegating the Board of Directors to proceed with the distribution of the reserve to the Shareholders.

For the purposes of the above, Eni's Board of Directors will ascertain the compliance with the legal requirements relevant to the distribution, represented, in particular, by the capital and financial sustainability of the distribution in light of the performance and financial position of the Company and the Eni Group emerging from the accounting data at half year-end and from the forecasts for the whole year, as well as the existence of the additional conditions envisaged by the Shareholders' Remuneration Policy. With particular reference to Eni SpA, the assessment of capital and financial sustainability will concern the verification of the existence of sufficient resources for the purposes of the proposed distribution, taking into account the size of the Company's available reserve compared to the amount to be distributed as well as its financial sustainability.

In regards of the above, we propose the adoption of the following resolution:

Dear Shareholders, you are invited to resolve as follows:

“to approve any use of the available reserve(s) of Eni S.p.A. for the distribution, in whole or in part, of the interim dividend for the year 2021 in accordance with the guidelines provided for in the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on February 18, 2021, delegating for this purpose the Board of Directors to proceed, subject to verification at the time of approval of the 2021 half-yearly report of the existence of the relevant legal conditions as well as those provided for this purpose by the Shareholders' Remuneration Policy.

Item 4

Appointment of a standing auditor to restore full membership of the Board of Statutory Auditors

Dear Shareholders,

on May 13, 2020 the Shareholders’ Meeting appointed Statutory Auditors, for a duration of three financial years and in any case until the date of the Shareholders' Meeting called to approve the financial statements for the year 2022: Rosalba Casiraghi (Chairman), Enrico Maria Bignami, Giovanna Ceribelli, Mario Notari and Marco Seracini, Standing auditors; Roberto Maglio and Claudia Mezzabotta, Alternate auditors.

On September 1, 2020 Mario Notari, member of the Board of Statutory Auditors, drawn from the slate presented by the Ministry of Economy and Finance and voted by the majority of the shareholders who attended the Shareholders' Meeting of May 13, 2020, resigned from the office of Standing Statutory Auditor of the Company.

Pursuant to Art. 2401, first paragraph, of the Italian civil code and Art. 28.2 of the By-laws, the Alternate Auditor Roberto Maglio, drawn from the majority slate above, took over the office of Statutory Auditor of the Company until the next Shareholders' Meeting.

It is therefore necessary to appoint a standing Statutory Auditor, who will remain in office for the duration of the term of the current Board of Auditors, with the remuneration approved by the Eni Shareholders' Meeting of May 13, 2020. It is also necessary to appoint an alternate Auditor, to restore full membership of the Board of Statutory Auditors in compliance with the law and the By-laws, and this will be the subject of the next Item in the agenda.

As the provisions of the By-laws and law relating to the so-called slate voting system, applicable to the renewal of the entire Board of Statutory Auditors, pursuant to art. 28.2 of the By-laws, do not apply, the Shareholders' Meeting is called to resolve with the majorities required by law, ensuring that the composition of the Board of Statutory Auditors complies with the law and the By-laws.

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of the notice of the Meeting, to present proposed resolutions on items already on the agenda in accordance with the procedures set out in Art. 126-bis of the T.U.F. and detailed in the Notice of Shareholders’ Meeting. If the proposed resolutions regard the appointment of the Standing Auditor referred to in this Report, the presentation of candidates should be accompanied with the documentation mentioned below and sent within the aforementioned ten-day deadline to the Company by registered mail with return receipt or by certified e-mail to the address corporate_sesocorp@pec.eni.com.

In any case, proposed resolutions on the items in the agenda may be presented individually and solely through a proxy granted to the Shareholders’ Representative, to the Shareholders’ Meeting by persons entitled to vote.

Shareholders entitled to submit these proposals may inform the Company of their intention to present them in the Meeting by April 27, 2021 only by a) e-mail at the address segreteriasocietaria.azionisti@eni.com, or b) by certified e-mail at the address corporate_sesocorp@pec.eni.com.

The Company will publish these proposals on its website by May 4, to allow all Shareholders to evaluate them and give the related voting instructions to the Shareholders’ Representative.

The candidate for the office of statutory auditor must satisfy the independence requirements prescribed by Art. 148, third paragraph, of the T.U.F., as well as the integrity and professionalism requirements provided for by the Ministry of Justice Decree no. 162 of March 30, 2000, taking into account the fields and sectors closely connected with the Company's business, identified by art. 28.1 of the By-laws. Fields closely connected with the Company's business include: commercial law, business economics and corporate finance. Sectors closely connected with the Company's activity are engineering and geology.

In addition, note that under Article 19, paragraph 3, of Legislative Decree no. 39 of January 27, 2010, as amended by Legislative Decree no. 135 of July 17, 2016, the members of the Board of Statutory Auditors, which serves as the Internal Control and Audit Committee as required by that legislation, are as a whole competent in the sector in which the audited entity operates.

The candidates for Statutory Auditor should also comply with the limits to the number of maximum positions set by Consob in Art. 144-terdecies of the Issuers’ Regulation no. 11971/99 as amended.

Furthermore, pursuant to Art. 2, letter c) of the Prime Minister’s Order of May 25, 2012, as amended by the Prime Minister’s Order of November 15, 2019, the members of the management or control body, as well as those who hold management positions in Cassa

Depositi e Prestiti S.p.A., and entertain any direct or indirect relationship, of professional or financial nature with companies operating in the natural gas transport or electricity transmission sector, in SNAM S.p.A., TERNA S.p.A., and their subsidiaries operating in said sectors, are prohibited from holding a position on the managing or control bodies in Eni S.p.A. and its subsidiaries, nor entertain any direct or indirect relationship, professional or financial nature with these companies.

Shareholders are advised to also take due account of the independence requirements set forth in Recommendations 7 and 9 of the 2020 Corporate Governance Code adopted by Eni.

Article 28.2 of the By-laws contains specific provisions in relation to the composition of the Board of Statutory Auditors. In particular, in accordance with the law and the By-laws at least two fifths of the positions of Statutory Auditors, ie two, are reserved to the less represented gender. However, at the moment, considering the composition of the Board of Statutory Auditors, candidates of both genders may be proposed for the office of Standing Auditor.

Together with each proposal, the following documents shall also be filed:

-	the identity of the Shareholders who have presented such proposal and the overall percentage ownership of Eni share capital held;
-	statements of the candidate accepting his/her nomination;
-	the curriculum vitae of the candidate containing personal and professional information, as well as a statement of the candidate affirming that he/she meets the requirements established by law and the By-laws,[1] also in compliance with the limits on the number of other auditor positions held in listed companies established by the Issuers’ Regulation.

In order for the Shareholders' Meeting to be aware of the administration and control positions in other companies held by the Statutory Auditors at the time of appointment and prior to acceptance of the position, pursuant to Article 2400, final paragraph, of the Italian Civil Code, candidates are requested to provide appropriate information on this in the curriculum vitae submitted and are advised to update this information through the date of the Shareholders' Meeting.

The proposals shall be submitted to the Shareholders' Meeting starting from the one presented by the Shareholders who represent the largest percentage of capital. Only in the event that the proposal put to the vote is rejected, will the next proposal in order of capital represented be put to the vote.

Dear Shareholders,

You are invited to propose and vote on the appointment of a standing Statutory Auditor, pursuanto to Art. 28.2 of the By-laws, who will be in office for the whole term of the Board of Statutory Auditors in charge, i.e. until the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2022.

1 It is also recommended that the statements contain the statement on whether they meet the independence requirements pursuant to Recommendations 7 and 9 of the 2020 Corporate Governance Code.

Item 5

Appointment of an Alternate Auditor to restore full membership of the

Board of Statutory Auditors

Dear Shareholders,

As mentioned in the section on the previous item on the agenda, in order to restore full membership of the Board of Statutory Auditors, in compliance with the law and the By-laws, it is necessary to appoint a new Alternate Auditor, who will remain in office for the duration of the term of the current Board of Auditors, i.e. until the date of the Shareholders Meeting called to approve the financial statements for the year 2022. To this end, the so-called slate voting system, applicable only to the renewal of the entire Board of Statutory Auditors, pursuant to art. 28.2 of the By-laws, does not apply. Therefore, the Shareholders’ Meeting is called to resolve with the majorities required by law.

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of the notice of the Meeting, to present proposed resolutions on items already on the agenda, in accordance with the procedures set out in Art. 126-bis of the T.U.F. and detailed in the Notice of Shareholders’ Meeting. If the proposed resolutions regard the appointment of the Alternate Auditor referred to in this Report, the presentation of candidates should be accompanied with the documentation mentioned below and sent within the aforementioned ten-day deadline to the Company by registered mail with return receipt or by certified e-mail to the address corporate_sesocorp@pec.eni.com.

In any case, proposed resolutions on the items in the agenda may be presented individually and solely through a proxy granted to the Shareholders’ Representative, to the Shareholders’ Meeting by persons entitled to vote.

Shareholders entitled to submit these proposals may inform the Company of their intention to present them in the Meeting by April 27, 2021 only by a) e-mail at the address segreteriasocietaria.azionisti@eni.com, or b) by certified e-mail at the address corporate_sesocorp@pec.eni.com.

The Company will publish these proposals on its website by May 4, to allow all Shareholders to evaluate them and give the related voting instructions to the Shareholders’ Representative.

With reference to the independence, integrity and professionalism requirements of the candidates, as well as the limit to the maximum number of offices, please see the section of this Report on the previous item 4.

Together with each proposal, the following documents shall also be filed:

-	the identity of the Shareholders who have presented such proposal and the overall percentage ownership of Eni share capital held;
-	statements of the candidate accepting his/her nomination;
-	the curriculum vitae of the candidate containing personal and professional information, as well as a statement of the candidate affirming that he/she meets the requirements established by law and the By-laws[2] also in compliance with the limits

2 It is also recommended that the statements contain the statement on whether they meet the independence requirements pursuant to Recommendations 7 and 9 of the 2020 Corporate Governance Code.

on the number of other auditor positions held in listed companies established by the Issuers’ Regulation.

In order for the Shareholders' Meeting to be aware of the administration and control positions in other companies held by the Statutory Auditors at the time of appointment and prior to acceptance of the position, pursuant to Article 2400, final paragraph, of the Italian Civil Code, candidates are requested to provide appropriate information on this in the curriculum vitae submitted and are advised to update this information through the date of the Shareholders' Meeting.

The proposals shall be submitted to the Shareholders' Meeting starting from the one presented by the Shareholders who represent the largest percentage of capital. Only in the event that the proposal put to the vote is rejected, will the next proposal in order of capital represented be put to the vote.

Dear Shareholders,

You are invited to propose and vote on the appointment of an alternate Auditor, pursuanto to Art. 28.2 of the By-laws, who will be in office for the whole term of the Board of Statutory Auditors in charge, i.e. until the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2022.

Item 6

Authorisation to purchase treasury shares; Related and
consequent resolutions.

Dear Shareholders,

The 2021-2024 Strategic Plan of Eni SpA, presented to the market on February 19, 2021, provides for the launch of a new four-year stock buy-back programme with an annual amount of €300, €400 or €800 million, assuming a scenario with Brent respectively in a range of €56-60, €61-65 and over €65 per barrel, to be defined and communicated to the market in July 2021, when presenting the financial results for the first half of 2021.

In this regard, you have been called to discuss and authorise the Board of Directors to buy back the shares of the Company, in accordance with the provisions of Articles 2357 and 2357-ter of the Italian Civil Code, Article 132 of the T.U.F., Article 144-bis of the Issuers Regulation, for the purposes, within the time limits and in accordance with the procedures specified herein.

1.	Reasons for which authorisation to acquire treasury shares is requested.

The request for authorisation is intended to grant the Board of Directors the power to purchase the Company’s treasury shares, in compliance with any applicable regulatory provisions, including EU rules, or (if applicable) current accepted market practices, in order to give the Company a flexible option to grant its shareholders additional remuneration beyond the distribution of dividends, subject to the occurrence of the conditions envisaged by the 2021-2024 Strategic Plan above.

Accordingly, the Board of Directors will submit to the Shareholders’ Meeting called to approve the financial statements at 31 December 2021 a proposal to cancel the treasury shares purchased up to the date of the Meeting, in execution of the authorisation requested in this proposal, which remains valid for a period of eighteen months, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

2.	Maximum number and class of the shares to which the authorisation refers.

As of the date of approval of this Report by the Board of Directors (March 18, 2021), the share capital of Eni S.p.A. amounts to €4,005,358,876.00 and is represented by 3,605,594,848 ordinary shares with no par value.

Authorisation is requested, in compliance with the scenario indications indicated above, for the purchase of Eni shares, in multiple tranches, in the total amount of up to €1,600 million and up to a maximum of 7% of ordinary shares (and 7% of Eni’s share capital) representing Eni S.p.A.’ share capital (excluding treasury shares already held, equal to 0.92% of share capital).

Pursuant to Article 2357, first paragraph, of the Italian Civil Code, the purchases will be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements.

In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held.

3.	Disclosure for the purposes of a complete assessment of compliance with the provisions of Article 2357, third paragraph, of the Italian Civil Code

At the date of this report, Eni holds 33,045,197 treasury shares in its portfolio, equal to about 0.92% of share capital.

4.       Period for which authorisation is requested.

Authorisation to purchase treasury shares is requested for the maximum period envisaged by Article 2357, second paragraph, of the Italian Civil Code, equal to eighteen months from the date of the shareholders’ resolution granting the authorisation. During this period, the Board of Directors may proceed with purchases in the amount and with the timing it should freely determine in compliance with any applicable regulatory provisions, including EU rules, and (if applicable) current accepted market practices. During the period of the new Strategic Plan, a new resolution authorising the purchase of treasury shares may be submitted to the Shareholders' Meeting from year to year, subject to revocation - for the part not yet executed - of the previous authorisation.

5.	Minimum and maximum price for the treasury shares to be purchased.

The requested authorisation provides for purchases to be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction.

6.       Methods by which purchases shall be made.

The requested authorisation provides that purchases shall be carried out in a manner consistent with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices.

At present, these methods are governed by Article 132 of the T.U.F., Article 144-bis of the Issuers’ Regulation, Article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 and the related implementing provisions.

In particular, in compliance with the provisions of Article 132, paragraph 1, of the T.U.F., purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders:

-	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;
-	with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and
-	under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution.

7. Information on the possible use of the purchase of treasury shares to reduce share capital

This request for authorisation to purchase treasury shares is not instrumental to the reduction of share capital.

As noted above, the Board of Directors will submit to the Shareholders’ Meeting called to approve the financial statements at December 31, 2021 a proposal for cancellation of the Eni shares purchased up to the date of the Meeting, under the authorisation referred to in this proposal, which remains valid for a period of eighteen months, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

***

Dear Shareholders,

You are invited to resolve as follows:

“The Ordinary Shareholders’ Meeting

resolves

1)       to authorise the Board of Directors - pursuant to and for the purposes of Article 2357 of the Italian Civil Code - to proceed with the purchase of shares of the Company, in multiple tranches, for a period of eighteen months from the date of this resolution, for the purposes and in compliance with the scenario conditions referred to in the explanatory report of the Board of Directors, within the time limits and on the conditions set out below:

•	the maximum number of shares to be purchased is equal to 7% of the ordinary shares (and 7% of social capital) making up Eni S.p.A. social capital (excluding

•	treasury shares already held, representing 0.92% of share capital), for a total outlay of up to €1,600 million. The purchases shall be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held;
•	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction;
•	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices and specifically:

- on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;

- with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

- under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution;

2) to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices.

Item 7

Report on remuneration paid

(non-binding resolution)

Dear Shareholders,

pursuant to Art. 123-ter T.U.F. and Art. 84-quater of the Issuers Regulation, the Board of Directors of the Company, acting on the proposal of the Remuneration Committee, prepared the "2021 Report on remuneration paid". The Report will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralised storage device authorised by Consob called “1Info” (www.1info.it).

As required by art. 123-ter, paragraph 3-bis, of the TUF, the Remuneration Report (Section I of the Report on remuneration policy and remuneration paid) approved by the Shareholders' Meeting of May 13, 2020, in the absence of changes, is not subject to a new resolution of the Shareholders’.

Pursuant to Article 123-ter, paragraph 6, of the T.U.F., the Shareholders’ Meeting shall be annually invited to resolve in favour or against the Report on remuneration paid (Section II of the Report on remuneration policy and remuneration paid) containing an illustration of the items making up the remuneration, highlighting their consistency with the Remuneration Policy approved by the Shareholders' Meeting as well as an illustration of the remuneration paid in 2020 to Directors, Statutory Auditors, Chief Operating Officers and, in aggregate form, to others Managers with strategic responsibilities. The resolution is not binding.

Dear Shareholders,

You are invited to resolve as follows:

“to vote in favour of the Report on remuneration paid pursuant to Art. 123-ter, paragraph 4, of the T.U.F. (Section II of the Report on remuneration policy and remuneration paid).

The Chairman of the Board of Directors

Lucia Calvosa

Annual Report on Form 20-F 2020

Rome, April 2, 2021 – Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2020, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2020 is published on Eni’s website (eni.com) in the Publications section. Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2020, free of charge, by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

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Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

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Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.